SUB-ITEM 77I:  TERMS OF NEW OR AMENDED SECURITIES

     On May 1, 2003, the registrant first issued, and began to publicly offer, shares of beneficial interest, no par value, of the Ave Maria Growth Fund and the Ave Maria Bond Fund (the "Funds"), two new series of shares of registrant. Shares of the Ave Maria Growth Fund are issued as a single class of shares; shares of the Ave Maria Bond Fund are issued in two separate classes--Class I shares and Class R shares. Shares of the Funds are freely redeemable and transferable. Each share of a Fund represents an equal proportionate interest in the assets and liabilities belonging to that Fund and is entitled to such dividends and distributions out of the income of the Fund as are declared by the Trustees. The shares do not have cumulative voting rights or any preemptive or conversion rights, and the Trustees have the authority from time to time to divide or combine the shares of a Fund into a greater or lesser number of shares, provided that the proportionate beneficial interests of shareholders in the assets of the Fund are in no way affected. No shareholder is liable to further calls or to assessment by the Funds without his express consent.

     Shares of each Fund have equal voting and liquidation rights. When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. Shareholders of all Classes of a Fund will vote together and not separately, except as otherwise required by law or when the Board of Trustees determines that the matter to be voted upon affects only the interests of shareholders of a particular Class. The Funds are not required to hold annual meetings of shareholders. In the event of liquidation of a Fund, the holders of shares of that Fund will be entitled to receive as a class a distribution out of the assets, net of the liabilities, belonging to the Fund.

     Each Class of shares of the Ave Maria Bond Fund (Class I shares and Class R shares) represent an interest in the same assets of the Fund, have the same rights and are identical in all material respects, except that (1) Class R shares bear the expense of higher distribution fees; (2) certain other Class specific expenses may be borne solely by the Class to which such expenses are attributable; and (3) each Class has exclusive voting rights with respect to matters relating to its own distribution arrangements. The Board of Trustees may classify and reclassify the shares of any Fund into additional classes of shares at a future date.